UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

FX ALLIANCE INC.
(Name of Subject Company)

CB TRANSACTION CORP.
THOMCORP HOLDINGS INC.
THOMSON REUTERS CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 232-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Phone: (212) 859-8000
Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$679,000,373.00	$77,813.45

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $22.00 cash per share (i) all 28,419,880 outstanding shares of common stock, par value $0.0001 per share, of FX Alliance Inc.; (ii) all 24,061 shares of restricted common stock, par value $0.0001 per share, of FX Alliance Inc.; and (iii) 5,047,850 shares of common stock, par value $0.0001 per share, of FX Alliance Inc., issuable pursuant to outstanding options with an exercise price less than $22.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $22.00 by an amount equal to $22.00 minus the exercise price for such option, in each case as of June 30, 2012, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$77,813.45	Filing Party:	CB Transaction Corp., Thomcorp Holdings Inc. and Thomson Reuters Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 18, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on July 18, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each a “Share” and collectively, the “Shares”), of FX Alliance Inc., a Delaware corporation (“FX”), at a purchase price of $22.00 per Share, net to the seller in cash, without interest less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by CB Transaction Corp., a Delaware corporation (“Offeror”), Thomcorp Holdings Inc., a Delaware corporation, (“Thomcorp”) and Thomson Reuters Corporation (“Thomson Reuters”), on July 18, 2012, as amended by this Amendment No. 1 and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by FX on July 18, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by FX stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Thomcorp, Offeror, FX and, solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters.

Documentation relating to the Offer has been mailed to FX stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (866) 277-8239.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 4 through 6, Item 8 and Item 11.

Section 13 – “The Transaction Documents” of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph of the sub-section captioned “The Tender and Support Agreements” with the following:

          “Pursuant to the terms of the Tender and Support Agreements, the foregoing obligations of such stockholders are not binding on the parties until (1) the expiration of the Lock-Up Period (as defined in letter agreements, by and between such stockholder, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Goldman, Sachs & Co. (“GS”) (the “Lock-Up Agreements”)) or (2) the effectiveness of a waiver (the “Lock-Up Waiver”) to the Lock-Up Agreement expressly permitting the Stockholder to take the actions contemplated by the Tender and Support Agreements. On July 26, 2012, Merrill Lynch and GS released from escrow executed Lock-Up Waivers to each of the Lock-Up Agreements. No fees or payments were paid by the Stockholders, FX, Thomson Reuters, Thomcorp, or Offeror to Merrill Lynch or GS in connection with obtaining the Lock-Up Waivers.”

          Section 13 – “The Transaction Documents” of the Offer to Purchase is hereby further amended and supplemented by replacing the sub-section captioned “Lock-Up Waivers” with the following:

          “Various stockholders of FX (including the Stockholders that are parties to the Tender and Support Agreements) are subject to letter agreements with Merrill Lynch and GS, entered into in connection with FX’s initial public offering, pursuant to which, among other things, each such stockholder is prohibited from tendering such Shares in the Offer until August 7, 2012, unless (1) during the 17 days prior to August 7, 2012, FX releases earnings results or announces material news or a material event relating to FX or (2) prior to August 7, 2012, FX announces that it will release earnings results during the 15-day period following August 7, 2012, then in each case such prohibition will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable. As of July 18, 2012, approximately 22,322,137 Shares (including 9,252,943 Shares that are subject to the Tender and Support Agreements) are subject to such restrictions. On July 26, 2012, each of Merrill Lynch and GS waived the applicability of such restrictions in relation to the Offer to permit each of such stockholders to tender such stockholder’s Shares in the Offer. Such lock-up waivers became effective on July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning FX (the date after which the release of such lock-ups by the counterparties to the letter agreements referenced above is permitted under the provisions of NASD Rule 2711(f)(4)). On July 26, 2012, each of Merrill Lynch and GS also released from escrow the executed Lock-Up Waivers relating to the Tender and Support Agreements.  No fees or payments were paid by the Stockholders, any other stockholder, FX, Thomson Reuters, Thomcorp, or Offeror to Merrill Lynch or GS in connection with obtaining any lock-up waiver, including the Lock-Up Waivers.  FX issued a press release regarding the effectiveness of such releases and waivers from such restrictions and the effectiveness of the Lock-Up Waivers on July 24, 2012.  A copy of this press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

Item 11.

               Section 16 – “Certain legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end of the sub-section captioned “Legal Proceedings—Stockholder Litigation”:

          “On July 19, 2012, a putative stockholder class action lawsuit was filed against FX, the FX Board, and Thomson Reuters in the Supreme Court of the State of New York encaptioned Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al., Index No. 652509/2012.  An amended complaint was filed on July 24, 2012.  The plaintiff in the case purports to sue on behalf of a class of FX stockholders and alleges that the members of the FX Board breached their fiduciary duties by, among other things, directing FX to enter into the proposed transaction with Thomson Reuters without regard to the fairness of the transaction, agreeing to sell FX at an inadequate price, failing to maximize the value of FX, agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid on FX successfully, and filing a materially incomplete and misleading Schedule 14D-9.  The complaint also alleges that FX and Thomson Reuters aided and abetted the purported breach of fiduciary duties.  The complaint seeks, among other things, an injunction prohibiting consummation of the proposed transaction or, if the transaction is consummated, rescinding the transaction or rescissory damages, and costs, including reasonable attorneys’ fees, expenses, and expert fees.  The foregoing description is qualified in its entirety by reference to the complaint and the amended complaint which are filed as Exhibits (a)(5)(E) and (a)(5)(F), respectively, to the Schedule TO.

On July 24, 2012, the plaintiff in the putative class action entitled Michael Rubin, on Behalf of Himself and All Others Similarly Situated v. FX Alliance Inc., et al., Index No. 652450/2010 filed an amended complaint which asserted the same causes of action and seeks the same relief that the original complaint sought.  The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (a)(5)(G) to the Schedule TO.”

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document

(a)(5)(D)	Press Release, dated July 24, 2012, issued by FX (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).

(a)(5)(E)
Class Action Complaint, dated July 19, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).

(a)(5)(F)	Amended Class Action Complaint, dated July 24, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.).

(a)(5)(G)	Amended Class Action Complaint, dated July 24, 2012 (Rubin v. FX Alliance Inc., et al.).

[Remainder of the page is intentionally left blank]

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2012	CB TRANSACTION CORP.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Secretary
Dated: July 26, 2012	THOMCORP HOLDINGS INC.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Assistant Secretary
Dated: July 26, 2012	THOMSON REUTERS CORPORATION
	By:	/s/Marc E. Gold
		Name:	Marc E. Gold
		Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated July 18, 2012.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 18, 2012.*
(a)(5)(A)	Joint Press Release, dated July 9, 2012, issued by Thomson Reuters and FX (incorporated by reference to the Schedule TO-C filed by Offeror, Thomcorp and Thomson Reuters with the SEC on July 9, 2012).*
(a)(5)(B)	Press Release, dated July 18, 2012, issued by Thomson Reuters.*
(a)(5)(C) (a)(5)(D) (a)(5)(E)

Class Action Complaint dated July 13, 2012 (Rubin v. FX Alliance Inc., et al.).*

Press Release, dated July 24, 2012, issued by FX (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).

Class Action Complaint, dated July 19, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).

(a)(5)(F)	Amended Class Action Complaint, dated July 24, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.).
(a)(5)(G)	Amended Class Action Complaint, dated July 24, 2012 (Rubin v. FX Alliance Inc., et al.).
(b)(1)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp, Offeror, Thomson Reuters (solely with respect to Section 9.13) and FX (incorporated by reference to Exhibit 2.1 to FX’s Current Report on Form 8-K, File No. 1-35423, filed with the SEC on July 11, 2012).*

(d)(2)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, TCV VI, L.P. and TCV Member Fund, L.P.*
(d)(3)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, and John W. Cooley.*
(d)(4)

Tender and Support Agreement, dated as of July 8, 2012, by and among Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust.*

(d)(5)	Confidentiality Agreement, dated June 28, 2012, between FX and Thomson Reuters (Markets) LLC.*
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.